For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS
TO MANAGE THE SAVOY HOTEL IN LONDON

TORONTO, September 13, 2004 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) is pleased to announce that it has entered into an agreement to manage The Savoy Hotel, one of London’s most renowned and prestigious hotel properties. Concurrently, a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and Bank of Scotland Corporate, part of HBOS plc, have entered into discussions with the hotel owner, Quinlan Private, to purchase the hotel. Subject to the successful sale of the property, Fairmont will assume the management responsibilities of The Savoy in January 2005.

“This agreement will provide Fairmont with the opportunity to extend our distinctive portfolio to one of the world’s key gateway cities in such a critically strategic market with one of its most celebrated luxury hotels,” said William R. Fatt, Fairmont’s Chief Executive Officer. “The addition of The Savoy, our first hotel in Europe, will provide the ideal platform for further expansion in Europe and position the Fairmont brand for continued international growth.”

“The historic significance of The Savoy, its location and clientele are a perfect complement to our current Fairmont portfolio,” continued Mr. Fatt. “We look forward to working with our partners to complete the renovation program. Current plans are to invest approximately $48 million to restore The Savoy to its pre-eminent position in London.”

Mr. Fatt went on to say, “We are pleased to be working with Prince Alwaleed on another hotel transaction and are excited about our new relationship with Bank of Scotland, which we hope will be the first of many partnership opportunities.”

About The Savoy Hotel

Built in 1889 as an annex to Richard D’Oyly Carte’s nearby Savoy Theatre, today the 263-room Savoy is the premier hotel in London’s coveted Strand — Covent Garden neighborhood. The hotel’s features include 19,000 square feet of meeting space, one of two rooftop pools in the city and five restaurants and bars including the legendary, Michelin-starred Savoy Grill, the River Restaurant and Marcus Wareing’s American diner Banquette. Overlooking the Thames and Parliament, the Savoy was named to Condé Nast Traveler’s 2004 Gold List alongside 23 current Fairmont properties.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Note to Editors:   Images available upon request.

Media:	Investors:
Laura Fairweather	Emma Thompson
Executive Director Public Relations	Executive Director Investor Relations
Tel: 416.874.2404	Tel: 416.874.2485
Email: communication@fairmont.com	Email: investor@fairmont.com
Website: www.fairmont.com	Website: www.fairmont.com/investor